November 14, 2018

Via E-mail
Walter M Rosebrough, Jr.
President and Chief Executive Officer
STERIS plc
Rutherford House, Stephensons Way
Chaddesden, Derby DE21 6LY
United Kingdom

       Re:    STERIS plc
              Form 10-K for the Fiscal Year Ended March 31, 2018
              Filed May 30, 2018
              File No. 1-37614

Dear Mr. Rosebrough:

       We refer you to our comment letter dated October 16, 2018, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance